SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION(R) Releases New Version of ProLab(TM) Testing Suite with End-to-End IMS Terminal and Server Support dated September 11, 2007.

     2. Press release re RADVISION(R) to Host 2007 IMS and 3G Face-to-Face Interoperability Event dated September 12, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION(R) Releases New Version of ProLab(TM) Testing Suite with End-to-End IMS Terminal and Server Support

Tuesday September 11, 7:00 am ET

New Release Includes the ProLab IMS Testing Solution, Part of the IMS Express(TM) -- the Complete IMS Developer Suite

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced the release of Version 5.0 of its ProLab Testing Suite, a comprehensive testing solution for voice and video over IP, IMS and 3G networks.

A pioneer in the area of media quality testing & analysis, RADVISION's ProLab Testing Suite is a leading force in the industry. The suite is deployed throughout the world at major device manufacturers, network equipment providers, testing labs and service providers. RADVISION's ProLab Testing Suite allows vendors and service providers to perform the rigorous testing and validation needed to ensure high quality, dependable product deployment. Based on RADVISION's award-winning protocol toolkits, know-how and technological expertise in IMS, multipoint video over IP, and across the board interoperability, this powerful testing tool complies with the industry's most recent standards.

This most recent version of the ProLab Testing Suite comes complete with an IMS testing solution with both IMS Terminals and IMS Servers. These include terminal emulation for High Definition generation and an IMS Server for simulating IMS Core Networks.

"The ProLab Testing Suite provides a complete testing solution for emerging IMS and IMS SIP products," said Eli Cohen, Product Manager with RADVISION's Technology Business Unit. "ProLab also performs media and protocol analysis, including packet distribution, packet loss, bandwidth, errors, and more."

The media analysis and quality tools support analysis of RTP traffic and standard-based voice and video quality. This includes support for analysis of expected call flow, including call details and full automation to minimize testing time and deliver faster time-to-market.

With the ProLab Testing Suite, automated full regression testing can be conducted for components prior to release. Entire network systems can be emulated and tested prior to deployment, and end user service problems can be evaluated. Advanced tests and analysis, includes analyzing packet or frame loss, delay, and jitter checking. In addition, the ProLab Testing Suite simulates different network topologies.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1-212-704-7385 x114 kristin@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION(R) to Host 2007 IMS and 3G Face-to-Face Interoperability Event

Wednesday September 12, 8:00 am ET

The IMTC Event Will Be Held In Tel Aviv on October 8-12 and Will Focus on IMS Client Interoperability and 3G MONA Call Setup Time Reduction Technique

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced it will be hosting the IMTC (International Multimedia Telecommunications Consortium) Face-to-Face Interoperability Event for the second year in a row. This event will bring together the IMS and 3G-324M Activity Groups, who will meet to test the robustness and interoperability of IMS video sharing applications and 3G network issues, such as MONA implementations, H.264 and AMR-WB.

"This is the first time that IMS video share clients will be rigorously tested in a professional forum," said Tsahi Levent-Levi, Chairman of the IMTC IMS Activity Group and a Product Manager at RADVISION. "We are proud to be spearheading these efforts, which will help operators roll out new and exciting services. We are confident that what we accomplish during the event will contribute a great deal to the industry."

"The rapid adoption of both MONA (Media Oriented Negotiation Acceleration) and WNSRP (Windowed-Numbered Simple Retransmission Protocol) by both carriers and developers has advanced the 3G video communications industry significantly," said Oren Libis, Chairman of the IMTC 3G-324M Activity Group and a Project Manager at RADVISION. "RADVISION was first-to-market with this solution for reducing call setup time. MONA and WNRSP have done much to improve the customer experience." More detailed information on WNRSP, MONA, and call setup time can be found on RADVISION's website.

The IMTC Face-to-Face Interoperability event will be hosted at RADVISION Tel Aviv headquarters on October 8-12, 2007.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate Contact:
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 212-704-7385x114
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel

Date: September 28, 2007